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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                               (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)

                           (Amendment No. _______)*


                          AMB PROPERTY CORPORATION
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               00163T  10  9
                        ------------------------------
                               (CUSIP Number)

                              Lynne E. McNown
                            225 W. Randolph St.
                                   HQ13A
                             Chicago, IL 60606
                               (312) 750-5322

         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              With a copy to:
                             Herbert W. Krueger
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                             Chicago, IL 60603
                               (312)782-0600

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 pages

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----------------------------                          -------------------------
   CUSIP No. 00163T 10 9              13G                   Page 2 of 6 Pages
----------------------------                          -------------------------

-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        AMERITECH PENSION TRUST
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   MASSACHUSETTS
-------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
   NUMBER OF
    SHARES               12,441,580 Shares
  BENEFICIALLY     ------------------------------------------------------------
   OWNED BY         6    SHARED VOTING POWER
     EACH
   REPORTING               -0- Shares
    PERSON         ------------------------------------------------------------
     WITH           7    SOLE DISPOSITIVE POWER

                             12,441,580 Shares
                   ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                              -0- Shares
-------------------------------------------------------------------------------

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,441,580 Shares
-------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [ ]
-------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 14.5%
-------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

                           EP
-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 pages

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Item 1(a).        Name of Issuer:

                  AMB PROPERTY CORPORATION

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  505 Montgomery Street, San Francisco, California   94111

Item 2(a).        Name of Person Filing:

                  AMERITECH PENSION TRUST (the "Trust")

Item 2(b).        Address of Principal Business Office or, if none, residence:

                  c/o Ameritech Corporation, Attention: Director - Investment Administration and Operation,
                  225 West Randolph Street, HQ13A, Chicago, Illinois   60606

Item 2(c).        Citizenship:

                  Massachusetts

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Shares")

Item 2(e).        CUSIP Number:

                  00163T  10  9

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a)[ ]     Broker or dealer registered under Section 15 of the Act,

         (b)[ ]     Bank as defined in Section 3(a)(6) of the Act,

         (c)[ ]     Insurance Company as defined in Section 3(a)(19) of the Act,

         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

         (f)[X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see 13d-1(b)(1)(ii)(F),

         (g)[ ]     Parent Holding Company, in accordance with Rule 13d-1(b)
                    (ii)(G), see Item 7,

         (h)[ ]     Group, in accordance with Rule 13d-1(b)(ii)(H).

                             Page 3 of 6 pages

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Item 4.  Ownership.

         (a)      Amount Beneficially Owned:

                  The Trust beneficially owns 12,441,580 Shares.

         (b)      Percent of Class:

                  Approximately 14.5%.

         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           The Trust has the sole power to vote or direct the vote of 12,441,580 Shares.

                           The Trust is a pension trust sponsored by Ameritech Corporation, a Delaware corporation ("Ameritech"), and is comprised of various pension plans which were formed to provide retirement and other benefits for certain employees and retirees (including their respective beneficiaries) of Ameritech, its subsidiaries and certain predecessors.

                           Voting and investment decisions with respect to the Shares are currently made by Ameritech's Asset Management Committee, which has delegated certain of its voting, investment and divestment power over the Shares to the Chief Investment Officer of Ameritech, or its delegate, acting alone or in conjunction with a committee comprised of the Director of Real Estate, the Manager(s) of Real Estate, the Analyst of Real Estate (if any) and a non real estate Director of the Investment Management Department of Ameritech.

                  (ii)     Shared power to vote or to direct the vote:

                           None.

                  (iii) Sole power to dispose or to direct the disposition of:

                           The Trust has the sole power to dispose or to direct the disposition of 12,441,580 Shares.

                           See also Item 4(c)(i) above.

                  (iv) Shared power to dispose or to direct the disposition of:

                           None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

                             Page 4 of 6 pages

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of a Group.

                  Not applicable.



                             Page 5 of 6 pages

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Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: December 10, 1997


                          AMERITECH PENSION TRUST

                          By:  State Street Bank and Trust Company, as Trustee




                          By: /s/ John J. Muir
                             -------------------------
                          Name:  John J. Muir
                          Title:  Vice President




                             Page 6 of 6 pages